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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                [Name of Issuer]

                           SK TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                            -------------------------
                         (Title of Class of Securities)

                                   784409 50 0
                           --------------------------
                                 (CUSIP Number)

                                  June 30, 2004
                                -----------------
             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[ X ]  Rule 13d-1(c) (Passive Investor)

[   ]  Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                             Page 1 of 4 pages

                                  SCHEDULE 13G

CUSIP No.  784409 30 2

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Heritage Communications Corporation (I.R.S. No. 59-3314405)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida

NUMBER                  5. SOLE VOTING POWER                         2,700,000
OF SHARES                                                        -------------
BENEFICIALLY            6. SHARED VOTING POWER                             -0-
OWNED                                                            -------------
BY EACH                 7. SOLE DISPOSITIVE POWER                    2,700,000
REPORTING                                                        -------------
PERSON                  8. SHARED DISPOSITIVE POWER                        -0-
WITH                                                             -------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,700,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

         Not Applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.8%(1)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTION)  CO


(1) Calculated on the basis of the 30,788,483 shares of the issuer's common stock reported to be outstanding immediately after giving effect to the Change of Control of the issuer reported in Items 1 and 5 of the issuer's current report on Form 8-K, filed June 1, 2004.



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                                                             Page 2 of 4 pages



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1(a).  Name of issuer:

         SK Technologies Corporation

Item 1(b).  Address of issuer's principal executive offices:

         625 N. Flager Drive, Suite 509, West Palm Beach, FL  33401

Item 2(a).  Name of person filing:

         Heritage Communications Corporation

Item 2(b).  Address of principal business office:

         1600 Eau Gallie Boulevard
         Suite 201
         Melbourne, FL  32935
         (321) 308-4000

Item 2(c).   Place of Organization:

         Florida

Item 2(d).  Title of class of securities:  Common Stock, par value
            $.001 per share

Item 2(e).  CUSIP No.:  784409 30 2

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

         (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Investment Company Act").

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E) of the Exchange Act.

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.


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                                                             Page 3 of 4 pages


         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

         If this statement is filed pursuant to Rule 13d-1(b), check this box. [ ]

Item 4.  Ownership

Item 4(a).  Amount beneficially owned:      2,700,000

Item 4(b).  Percent of class:  8.8%(1)

Item 4(c) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:                 2,700,000
                                                                       ---------
       (ii)  shared power to vote or to direct the vote:                     -0-
                                                                       ---------
       (iii) sole power to dispose or to direct the disposition of:    2,700,000
                                                                       ---------
       (iv)  shared power to dispose or to direct the disposition of:        -0-
                                                                       ---------

(1) Calculated on the basis of the 30,788,483 shares of the issuer's common stock reported to be outstanding immediately after giving effect to the Change of Control of the issuer reported in Items 1 and 5 of the issuer's current report on Form 8-K, filed June 1, 2004.

Item 5.  Ownership of 5 percent or less of a class:

     Not Applicable.

Item 6.  Ownership of more than 5 percent on behalf of another person:

         Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

         Not Applicable.

Item 8.  Identification and classification of members of the group:

         Not Applicable.

Item 9.  Notice of dissolution of the group:

         Not Applicable.

Item 10. Certifications:

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.



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                                                             Page 4 of 4 pages



                                    SIGNATURE

                                -----------------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              HERITAGE COMMUNICATION CORPORATION


Date: July 7, 2004                            By: /s/ William R. Tolley
                                                  ---------------------
                                                  William R. Tolley
                                                  President